SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 9
                                    --------
                             ASM INTERNATIONAL N.V.
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                                (Name of Issuer)

                   Common Stock, par value Euro 0.4 per share
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                         (Title of Class of Securities)

                                    N07045102
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                                 (CUSIP Number)

                        FURSA ALTERNATIVE STRATEGIES LLC
                           444 Merrick Road, 1st Floor
                               Lynbrook, NY 11563
                                  646-205-6200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 27, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. N07045102
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         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Fursa Alternative Strategies LLC
                  I.R.S. No.: 13-4050836
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         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[ ](b)[X]
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
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         4        SOURCE OF FUNDS*
                  WC
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         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]
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         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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         7        SOLE VOTING POWER
                  4,828,564
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         8        SHARED VOTING POWER
                  0
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         9        SOLE DISPOSITIVE POWER
                  4,828,564
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         10       SHARED DISPOSITIVE POWER
                  0
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         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  4,828,564
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         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)              [ ]
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         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  8.9%
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         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
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



INTRODUCTION:

         Fursa Alternative Strategies LLC (the "Reporting Person") is filing this Amendment No. 9 to Schedule 13D to disclose that on March 27, 2007 the Reporting Person filed a Notification and Report Form for Certain Mergers and Acquisitions (the "Hart-Scott-Rodino Form") under 16 C.F.R. Part 803.

ITEM 2.  IDENTITY AND BACKGROUND

  (a)    Fursa Alternative Strategies LLC

  (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 444 Merrick Road, 1st Floor, Lynbrook, NY 11563.

  (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940.

  (d,e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  (f)    The Reporting Person is organized under the laws of Delaware.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person is seeking clearance to purchase additional shares of the Issuer's Common Stock which, when combined with current holdings, would exceed the $100 million Hart-Scott-Rodino Form notification threshold, as adjusted. The Reporting Person anticipates making such additional acquisitions for investment purposes. Subject to compliance with applicable law including the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, at any time, additional shares of Issuer's Common Stock may be acquired or some or all of the shares of the Issuer's Common Stock beneficially owned by the Reporting Person may be sold, in either case in open market, privately negotiated transactions or otherwise. The Reporting Person may also engage in derivative transactions to hedge the market risk of some or all of its positions in the shares of the Issuer. The Reporting Person currently has no agreements which would be related to or would result in any of the matters described in Items 4
(a)-(j) of Schedule 13D, other than as disclosed herein. However, the Reporting Person expects its evaluation of this investment and investment alternatives to be ongoing. Subject to applicable law, the Reporting Person may formulate a plan with respect to its investment, and from time to time, the Reporting Person may hold discussions with or make formal proposals concerning the business, operations, board composition, management, strategy and future plans of the Issuer to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such investment.


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


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

  (a) As of March 27, 2007, the Reporting Person may be deemed to beneficially own on behalf of private affiliated investment funds and separately managed accounts over which it exercises discretionary authority 4,468,864 shares of the Issuer's Common Stock and options to purchase an additional 359,700 shares of the Issuer's Common Stock (collectively, the "Shares"), representing approximately 8.9% of the outstanding Common Stock (based on 53,828,745 shares outstanding as of December 31, 2006, as reported by the Issuer in its Form 20-F, filed on March 16, 2007).

  (c) The table below sets forth transactions in the Issuer's Common Stock that the Reporting Person effected during the past sixty (60) days relating to the Issuer.



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



--------------- ---------- --------------- ------------- ----------
  TRADE DATE      ACTION      QUANTITY         PRICE      CURRENCY
--------------- ---------- --------------- ------------- ----------
1/2/2007        Sell               25,500       15.9555       EURO
--------------- ---------- --------------- ------------- ----------
1/3/2007        Sell               30,000        15.975       EURO
--------------- ---------- --------------- ------------- ----------
1/8/2007        Buy               180,000            16       EURO
--------------- ---------- --------------- ------------- ----------
1/8/2007        Sell              180,000            16       EURO
--------------- ---------- --------------- ------------- ----------
1/10/2007       Sell                4,000         16.35       EURO
--------------- ---------- --------------- ------------- ----------
1/12/2007       Sell                2,000       16.2534       EURO
--------------- ---------- --------------- ------------- ----------
1/15/2007       Sell                8,000         16.39       EURO
--------------- ---------- --------------- ------------- ----------
1/15/2007       Sell               82,127          16.3       EURO
--------------- ---------- --------------- ------------- ----------
1/15/2007       Buy                82,127          16.3       EURO
--------------- ---------- --------------- ------------- ----------
1/18/2007       Sell               11,000          17.1       EURO
--------------- ---------- --------------- ------------- ----------
2/2/2007        Sell                6,000          17.8       EURO
--------------- ---------- --------------- ------------- ----------
2/6/2007        Sell                4,000       17.7971       EURO
--------------- ---------- --------------- ------------- ----------
2/7/2007        Buy                 3,693         17.96       EURO
--------------- ---------- --------------- ------------- ----------
2/8/2007        Buy                30,000        17.897       EURO
--------------- ---------- --------------- ------------- ----------
3/15/2007       Sell               14,000       16.1511       EURO
--------------- ---------- --------------- ------------- ----------
3/16/2007       Sell               47,090         15.93       EURO
--------------- ---------- --------------- ------------- ----------
3/16/2007       Buy                47,090         15.93       EURO
--------------- ---------- --------------- ------------- ----------


As of Monday, March 26, 2007, the conversion rate is 1EUR = 1.3330 US Dollars. (Source: WALL STREET JOURNAL)

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




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2007

Fursa Alternative Strategies LLC,
a Delaware Limited Liability Company

         By:  /s/ William F. Harley, III
            -----------------------------------
         Name:    William F. Harley, III
         Title:   Chief Investment Officer




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